Mail Stop 3561

      							December 15, 2005


Ricardo A. Verdaguer
Chief Executive Officer
IMPSAT Fiber Networks, Inc.
Elvira Rawson de Dellepiane 150
Piso 8, C1107BCA
Buenos Aires, Argentina

	Re:	IMPSAT Fiber Networks, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2005
		Filed March 31, 2005

		Forms 10-Q for Fiscal Quarters Ended September 30, 2005
		File No. 0-29085

Dear Mr. Verdaguer:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 25

1. It appears that your segments contribute in a disproportionate way to your operating results. In future filings, discuss your results of operations on a segment basis, as required by Section 501.06 of the Codification of Financial Reporting Policies. In this regard, we note that you discuss information regarding revenues for each subsidiary and direct costs for certain subsidiaries within MD&A. Expand this disclosure to discuss your segment measure of profit or loss, which appears to be "operating income (loss)", for each reportable segment.

Note 4.  Summary of Significant Accounting Policies, page F-11

Revenue Recognition, page F-13

2. We note your disclosure at page 26 that your customers generally pay an installation charge at the beginning of the contract. Tell us and disclose, in future filings, your revenue recognition policy for these installation fees.

3. Based on your disclosure at page 26, which states that you report revenues net of deductions for sales taxes, disclose, in future filings, the nature of these taxes and the amounts that have been netted against revenues for each period presented.

Note 9.  Debt, page F-21

4. We note that you were unable to meet certain financial covenants required for your Senior Secured Notes but that you received a waiver for the applicable period. In this regard, it is unclear to us whether:
* The waiver at the end of the year had been granted in such a manner that the debt was not callable for the next 12 months as specified in
SFAS 78, or
* How you concluded that it was probable that the company would be able to meet the financial covenants for the next 12 months.
Refer
to examples 1-5 in EITF 86-30.
Addressing the relevant accounting literature, tell us in detail why you believe that the classification of your debt as long-term was appropriate at December 31, 2004.

In addition, we note that you violated a financial covenant again at
March 31, 2005 and obtained a waiver through March 31, 2006. Tell us how you applied the guidance in EITF 86-30 in determining that classification of your debt as long-term was appropriate at March 31,
2005.

Form 10-Q for Fiscal Quarter Ended September 30, 2005

Item 4.  Controls and Procedures, page 19

5. We note your disclosure that "[w]ithin the 90 day period prior to
the filing of this Report, an evaluation was carried out under the supervision and with the participation of the Company`s management, including its Chief Executive Officer and Chief Financial Officer,
of
the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange of 1934)" (emphasis added). Please note that filings after August 14, 2003 must comply with the disclosure
requirements of revised Item 307.   That is, you must disclose the
conclusion of your certifying officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based upon the evaluation of these controls and procedures. For this Form 10-Q and the Forms 10-Q for the quarters ended June 30, 2005 and March 31, 2005, please confirm for us that the evaluation regarding the effectiveness of your disclosure controls and procedures was performed as of the end of the period covered by the report and revise your disclosure in future filings.

6. We note your disclosure that "[n]o significant changes were made in the Company`s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation" (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. For this Form 10-Q and the Forms
10-Q for the quarters ended June 30, 2005 and March 31, 2005, please confirm for us that there was no change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.



*    *    *    *




      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Melissa Hauber, Staff Accountant, at (202)
551-
3368 or Robert S. Littlepage, Accountant Brach Chief, at (202)
551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Ricardo A. Verdaguer
IMPSAT Fiber Networks, Inc.
December 15, 2005
Page 4